UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of February 2008
Commission File No.: 001-33514
TRANSITION THERAPEUTICS INC.
101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F ☐
Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐    No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

EXHIBITS
     The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated February 12, 2008: “Transition Therapeutics Announces Second Quarter Fiscal 2008 Financial Results.”

99.2	Management’s Discussion and Analysis for the three- and six-month periods ended December 31, 2007.

99.3	Consolidated Financial Statements for the three- and six-month periods ended December 31, 2007.

99.4	Certification of Interim Filings signed by the Chief Executive Officer dated February 12, 2008.

99.5	Certification of Interim Filings signed by the Chief Financial Officer dated February 12, 2008.

99.6	Letter to Shareholders.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: February 12, 2008	By: Name:	/s/ Elie Farah Elie Farah
	Title:	Chief Financial Officer and Vice President, Corporate Development

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